UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number 001-41980

Senstar Technologies Corporation
(Translation of registrant’s name into English)

119 John Cavanaugh Drive, Ottawa, Ontario
 Canada, K0A 1L0
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Senstar Technologies Corporation

EXPLANATORY NOTE

On April 10, 2025 the Company  issued a press release that announced that it will report  fourth quarter and year end 2024 results on Wednesday, April 23, 2025.  A copy of the press release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Corporation

By:	/s/ Alicia Kelly
Name:	Alicia Kelly
Title:	Chief Financial Officer

Date: April 10, 2025

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: Senstar Technologies Corporation To Report Fourth Quarter and Year End 2024 Results on Wednesday, April 23, 2025.